March 17, 2014

VIA EDGAR

Paul Cline

Staff Accountant

Securities and Exchange Commission

Washington, D.C. 20549

Re:	IF Bancorp, Inc. (File No. 001-35226)

Form 10-K for the Fiscal Year Ended June 30, 2013

Dear Mr. Cline:

In accordance with Rule 101 of Regulation S-T, IF Bancorp, Inc. (the “Company”) is hereby transmitting the Company’s response to the comment provided in the Staff’s letter dated March 6, 2014. The Company is also filing Amendment No. 1 to the Company’s Form 10-K for the fiscal year ended June 30, 2013. Set forth below is the Staff’s comment followed by the Company’s response.

Form 10-K for the Fiscal Year Ended June 30, 2013

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page F-2

1.	We note that the report of the independent registered public accounting firm is dated September 23, 2012 as is the consent appearing in Exhibit 23.0. Please revise to file the report of the independent registered public accountant and the consent issued on the June 30, 2013 financial statements.

In response to the Staff’s comment, the Company is filing Amendment No. 1 to the Company’s Form 10-K for the fiscal year ended June 30, 2013 (“Amendment No. 1”). Amendment No. 1 includes Item 8. Financial Statements and Supplementary Data in its entirety, including an updated report of BKD, LLP, an updated consent of BKD, LLP, and updated management certifications that make reference to the Form 10-K/A.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Paul Cline

March 17, 2014

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (“Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

We trust the foregoing is responsive to the Staff’s comment. Please direct any comments or questions to the undersigned at (815) 432-2476, or to counsel to the Company, Michael J. Brown, at (202) 274-2003.

Sincerely,

/s/ Pamela J. Verkler
Pamela J. Verkler
Vice President, Chief Financial Officer and Treasurer

cc:	Alan D. Martin, President and CEO

Chris Harley, SEC Staff Accountant

Kraig Ritter, BKD, LLP

Lawrence M.F. Spaccasi, Esq.